Exhibit 99.2

KORRO BIO

May 2026 Corporate Presentation

Forward-Looking Statement and Disclaimers

Forward-Looking Statements

Certain statements in this presentation may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, but are not limited to, express or implied statements regarding expectations, hopes, beliefs, intentions or strategies of Korro Bio, Inc. (Korro) regarding the future including, without limitation, express or implied statements regarding: Korro's ability to activate a biological pathways with RNA editing; Korro's ability to create value in 2026 and beyond; Korro's cash runway and uses thereof; the timing of updates on Korro's assets; the timing of and ability to submit a regulatory filing for KRRO-121; the market opportunity for KRRO-121; KRRO-121's pan-urea cycle disorder (UCD) potential; KRRO-121's first-in-class potential as a treatment for ammonia control; KRRO-121's blockbuster potential in multiple indications; KRRO-111's best-in-class potential as a treatment for Alpha-1 Antitrypsin Deficiency (AATD); and timing of nominating development candidate for Korro's third GalNAC-conjugated liver asset; among others. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "aim," "anticipate," "believe," "commit," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "strive," "target," "would," and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including risks inherent in biopharmaceutical development; risks associated with pre-clinical studies and clinical trials; and other risks associated with obtaining regulatory approvals and protecting intellectual property; as well as risks associated with general economic conditions; the possibility that Korro may be adversely affected by other economic, business, and/or competitive factors; other risks and uncertainties indicated from time to time in Korro's filings with the SEC, including under the caption "Risk Factors" in Korro's most recent Quarterly Report on Form 10-Q or Annual Report on Form 10-K filed with the SEC, as such may be amended or supplemented by its other filings with the SEC. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, Korro does not undertake or accept any duty to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or in the events, conditions or circumstances on which any such statement is based. This presentation does not purport to summarize all of the conditions, risks and other attributes of an investment in Korro.

Industry and Market Data

Certain information contained in this presentation relates to or is based on studies, publications, surveys and Korro's own internal estimates and research. In this presentation, Korro relies on, and refers to, publicly available information and statistics regarding market participants in the sector in which Korro competes and other industry data. Any comparison of Korro to any other entity assumes the reliability of the information available to Korro. Korro obtained this information and statistics from third-party sources, including reports by market research firms and company filings. In addition, all of the market data included in this presentation involve a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while Korro believes its internal research is reliable, such research has not been verified by any independent source and Korro has not independently verified the information.

Trademarks

This presentation may contain trademarks, service marks, trade names and copyrights of Korro or other third parties, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but Korro will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to its trademarks, service marks, trade names and copyrights.



Positioned for Value Creation in 2026 and Beyond

- KRRO-111 Development Candidate (DC) nominated for GalNAc-conjugated alpha-1 antitrypsin deficiency (AATD) program
- Regulatory filing for KRRO-121 anticipated in H2 2026
- DC expected for a 3rd GalNAc-conjugated liver asset in H2 2026
- Cash runway into H2 ‘28 enabling multiple milestones [1]

Potential for partnership across our pipeline

1. Cash, cash equivalents and marketable securities of $157.1 million as of March 31, 2026

KRRO-111, a GalNAc-conjugated RNA Editing Oligo, Demonstrated >90% Editing and ~90% M-AAT Protein *In Vivo*



KRRO-111

Dosing: Q2Dx3 at 5 or 10 mg/kg



NSG-PiZ Mouse

SERPINA1 RNA Editing

84.3 — 5 mg/kg
91.8 — 10 mg/kg

% Editing

% M-AAT Protein

Proportion (%)

M-AAT
Z-AAT

5 mg/kg   10 mg/kg

Note: Subcutaneous dosing Q2Dx3 at 5 or 10 mg/kg for each dose; editing efficiency and protein percentage are measured on day 7 by NGS and LC/MS, respectively. Proportion of M-AAT was calculated from the sum of M-AAT and Z-AAT detected in serum.

KRRO-111 Nearly Eliminates Active Z Protein Production and Drives Progressive Clearance of Pre-existing Aggregates *In Vivo*

Near-Complete Cessation of Z-AAT Protein Synthesis

NON-INCLUSION Z-AAT
Active Z protein · editing efficacy



Day 28: 4.69 (Vehicle Control), ↓ 95%, 0.28 (KRRO-111)
Day 56: 6.43 (Vehicle Control), ↓ 95%, 0.36 (KRRO-111)

■ Vehicle Control ■ KRRO-111 (3 mg/kg)

Robust Reduction of Pre-Existing Z-AAT Aggregates

INCLUSION-ASSOCIATED Z-AAT
Pre-existing aggregates · autophagic clearance



Day 28: 18 (Vehicle Control), ↓ 62%, 7 (KRRO-111)
Day 56: 14 (Vehicle Control), ↓ 55%, 6 (KRRO-111)

■ Vehicle Control ■ KRRO-111 (3 mg/kg)

Elimination of Active Z-AAT Protein Production and Progressive Clearance of Pre-existing Aggregates

Vehicle Control	KRRO-111



Z-AAT protein (brown)

 

Non-inclusion Z-AAT (blue)
Inclusion-associated Z-AAT (red)

IHC: immunohistochemistry, 140X, Day 56 representative images, Z-AAT: homozygous Z-variant AAT
Study design: Q2Dx3, Q2Wx4: every two weeks in C57BL/6-PiZZ mice, dose = 3mg/kg

KORRO BIO